
                                                                 [LOGO] CELANESE

INVESTOR INFORMATION                                            CELANESE AG          Frankfurter Str. 111
                                                                INVESTOR RELATIONS   D-61476 Kronberg

                                                                                     Todd Elliott
JULY 29, 2003 - REPORT ON THE SECOND QUARTER 2003                                     Phone: +49 69 305 83199
                                                                                      Fax: +49 69 305 83195
                                                                                      T.Elliott@Celanese.com

CELANESE EARNINGS IMPROVE COMPARED TO SECOND QUARTER 2002                            Andrea Stine
                                                                                      Phone: +1 908 522 7784
o    NET EARNINGS RISE TO (EURO)1.97 PER SHARE                                        Fax: +1 908 522 7583
                                                                                      A.Stine@Celanese.com
o    OPERATING PROFIT IMPROVES TO (EURO)110 MILLION
                                                                                     Oliver Stratmann
o    STRONGER PRICING OUTPACES HIGHER RAW MATERIAL COSTS                              Phone: +49 69 305 4139
                                                                                      Fax: +49 69 305 83195
o    EARNINGS BENEFIT FROM SIGNIFICANT INSURANCE RECOVERIES                           O.Stratmann@Celanese.com


Dear Shareholder,


     Celanese's earnings improved considerably in the second quarter of 2003 amid uneven economic conditions. Operating profit increased to (euro)110 million from (euro)19 million in the comparable quarter last year, and diluted earnings per share rose to (euro)1.97 versus (euro)0.44 in the prior year.

     In the quarter, operating profit included (euro)90 million of income from insurance recoveries associated with the previously reported plumbing cases, as well as (euro)19 million of expenses for stock appreciation rights. Earnings benefited from significant price increases in Acetyl Products and Chemical Intermediates, which outweighed higher raw material costs. Cost savings also contributed to the earnings improvement.

     Net sales declined by 4% to (euro)1.08 billion mainly due to unfavorable currency movements in most of our business segments. Increased pricing in Acetyl Products, Chemical Intermediates and Acetate Products and the contribution from the emulsions business acquired at the end of last year were partially offset by lower volumes in the Acetyl Products and Chemical Intermediates segments.

Page: 2 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


     Earnings from continuing operations before tax and minority interests of
(euro)146 million increased significantly as a result of the income from insurance recoveries and related interest income as well as higher gross profit.

     Trade working capital rose by 16% from year-end 2002, including higher inventory levels for a key raw material in Acetate Products resulting from the shutdown of a supplier. Capital expenditures declined in the second quarter with the completion of a major project in the Chemical Intermediates segment. Net debt rose 5% mainly as a result of higher working capital, which was largely offset by currency effects.

     We continue to make progress in our efforts to optimize and develop our businesses:

     o In early June, Celanese and Degussa received European Commission approval for the joint venture of the two companies' European propylene-based oxo businesses. The 50/50 joint venture is expected to commence operations before the end of this year.

     o Ticona and its Asian partners broke ground in July for a new polyacetal plant in China, the world's fastest growing market for engineering plastics.

     o Celanese announced that it will source methanol from Southern Chemical Corporation (SCC) beginning in 2005 under a multi-year agreement. This agreement is expected to significantly reduce overall exposure to the U.S. Gulf Coast natural gas market and provide attractive economics for our core Acetyls business.

Page: 3 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


     BASIS OF PRESENTATION: EFFECTIVE JANUARY 1, 2003, CELANESE ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. THE STATEMENT APPLIES TO LEGAL OBLIGATIONS ASSOCIATED WITH THE RETIREMENT OF LONG-LIVED ASSETS THAT RESULT FROM THE ACQUISITION, CONSTRUCTION, DEVELOPMENT, AND NORMAL OPERATION OF LONG-LIVED ASSETS. THE STATEMENT REQUIRES THAT THE FAIR VALUE OF A LIABILITY FOR AN ASSET RETIREMENT OBLIGATION BE RECOGNIZED IN THE PERIOD IN WHICH IT IS INCURRED. THE ASSET RETIREMENT OBLIGATION IS CAPITALIZED AS PART OF THE CARRYING AMOUNT OF THE LONG-LIVED ASSET. THE LIABILITY IS ACCRETED AT THE END OF EACH PERIOD THROUGH CHARGES TO OPERATING EXPENSE. IN THE FIRST QUARTER OF 2003, CELANESE RECOGNIZED A TRANSITION AMOUNT FOR EXISTING ASSET RETIREMENT OBLIGATIONS, ASSOCIATED CAPITALIZABLE COSTS AND ACCUMULATED DEPRECIATION TO CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX, OF (EURO)1 MILLION.

     EFFECTIVE JANUARY 1, 2002, CELANESE ADOPTED SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", AND CEASED AMORTIZING GOODWILL AND INTANGIBLE ASSETS WITHOUT FINITE LIVES. ADDITIONALLY, THE TRANSITION PROVISIONS OF THE STANDARD REQUIRE THAT ALL NEGATIVE GOODWILL ON THE BALANCE SHEET BE WRITTEN OFF IMMEDIATELY AND CLASSIFIED AS A CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ON THE CONSOLIDATED STATEMENT OF OPERATIONS. AS A RESULT, INCOME OF
(EURO)10 MILLION WAS RECORDED IN THE FIRST QUARTER OF 2002.

     RESULTS UNAUDITED: THE RESULTS PRESENTED IN THIS RELEASE, TOGETHER WITH THE ADJUSTMENTS MADE TO PRESENT THE RESULTS ON A COMPARABLE BASIS, HAVE NOT BEEN AUDITED AND ARE BASED ON THE INTERNAL FINANCIAL DATA FURNISHED TO MANAGEMENT. ADDITIONALLY, THE QUARTERLY RESULTS SHOULD NOT BE TAKEN AS AN INDICATION OF THE RESULTS OF OPERATIONS TO BE REPORTED BY CELANESE FOR ANY SUBSEQUENT PERIOD OR FOR THE FULL FISCAL YEAR.

     RESULTS RESTATED: THE RESULTS FOR ALL PERIODS HAVE BEEN RESTATED TO REFLECT THE RECLASSIFICATION AS DISCONTINUED OPERATIONS OF TRESPAPHAN (FORMERLY IN THE PERFORMANCE PRODUCTS SEGMENT) AND THE U.S. AMINES BUSINESS (FORMERLY IN THE CHEMICAL INTERMEDIATES SEGMENT), WHICH WERE DIVESTED IN THE FOURTH QUARTER OF 2002. THE RESULTS OF THESE BUSINESSES AND OTHER DIVESTED BUSINESSES ARE REFLECTED IN THE CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS AS DISCONTINUED OPERATIONS.

     RECONCILIATION OF NON-GAAP MEASURES: THE COMPANY DISCLOSES TRADE WORKING CAPITAL AND NET DEBT, WHICH ARE NON-GAAP FINANCIAL MEASURES. TRADE WORKING CAPITAL IS A MEASURE REPRESENTING CASH EMPLOYED IN TRADE RECEIVABLES, INVENTORY AND TRADE PAYABLES DIRECTLY ASSOCIATED WITH OPERATIONS. NET DEBT IS A MEASURE OF BORROWINGS NET OF CASH AND CASH EQUIVALENTS. TRADE WORKING CAPITAL AND NET DEBT ARE DEFINED USING THE APPROPRIATE GAAP FIGURES, AS PRESENTED UNDER FINANCIAL HIGHLIGHTS. THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES PRESENTED IN ACCORDANCE WITH GAAP IN OUR FINANCIAL STATEMENTS FOR TRADE WORKING CAPITAL AND NET DEBT ARE THE WORKING CAPITAL COMPONENTS AND TOTAL DEBT, RESPECTIVELY.

Page: 4 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


FINANCIAL HIGHLIGHTS(1)

STATEMENT OF OPERATIONS DATA:                                                        CHG.
IN (EURO)MILLIONS                                            Q2 2003     Q2 2002     IN %   H1 2003    H1 2002
--------------------------------------------------------------------------------------------------------------
Net sales                                                     1,079       1,121        -4    2,189      2,218
Special charges                                                  80          (3)      n.m.      79         (3)
Operating profit                                                110          19      >100      168         49
Earnings from continuing operations before tax
  and minority interests                                        146          32      >100      225         65
Earnings from continuing operations                              98          23      >100      151         48
Net earnings                                                     97          22      >100      147         58

DILUTED EARNINGS PER SHARE (EPS IN (EURO))(2):
  Earnings from continuing operations                          1.99        0.46      >100     3.05       0.95
  Net earnings                                                 1.97        0.44      >100     2.97       1.15
Diluted average shares outstanding (thousands)               49,330      50,340        -2   49,573     50,337
----------------------------------------------------------------------------------

BALANCE SHEET DATA:                                           JUN 30      DEC 31
IN (EURO)MILLIONS                                              2003        2002
----------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates             704         668        5
Plus: Inventories                                               534         523        2
Less: Trade payables - third party and affiliates               519         573       -9
----------------------------------------------------------------------------------
Trade working capital                                           719         618       16

Short-term borrowings and current installments of
  long-term debt                                                204         195        5
Plus: Long-term debt                                            363         420      -14
----------------------------------------------------------------------------------
Total debt                                                      567         615       -8
Less: Cash and cash equivalents                                  43         118      -64
----------------------------------------------------------------------------------
Net debt                                                        524         497        5

Total assets                                                  5,755       6,127       -6
Shareholders' equity                                          2,103       2,005        5
----------------------------------------------------------------------------------

OTHER DATA:                                                                          CHG.
IN (EURO)MILLIONS                                            Q2 2003     Q2 2002     IN %   H1 2003    H1 2002
--------------------------------------------------------------------------------------------------------------
Operating margin(3)                                            10.2%        1.7%               7.7%       2.2%
Depreciation and amortization expense                            70          74       -5       140        149
Capital expenditures                                             38          58      -34        77        106
Number of employees on a continuing basis
  (end of period) in thousands                                 10.3        10.2        1      10.3       10.2
--------------------------------------------------------------------------------------------------------------

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on diluted average shares outstanding in each period

(3)  Defined as operating profit as a % of net sales

     n.m. = not meaningful

Page: 5 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003      H1 2002
-------------------------------------------------------------------------------------------------------------------
NET SALES                                                      1,079       1,121        -4      2,189       2,218
  Cost of sales                                                 (913)       (968)       -6     (1,841)     (1,890)
-------------------------------------------------------------------------------------        ----------------------
Gross profit                                                     166         153         8        348         328

  Selling, general and administrative expense                   (114)       (115)       -1       (217)       (252)
  Research and development expense                               (21)        (20)        5        (40)        (38)
  Special charges                                                 80          (3)      n.m.        79          (3)
  Foreign exchange gain (loss)                                    (1)          4       n.m.        (2)          4
  Gain on disposition of assets                                    0           0         0          0          10
-------------------------------------------------------------------------------------        ----------------------
OPERATING PROFIT                                                 110          19      >100        168          49

  Equity in net earnings of affiliates                             7           7         0         17          11
  Interest expense                                               (10)        (14)      -29        (21)        (31)
  Interest and other income, net                                  39          20        95         61          36
-------------------------------------------------------------------------------------        ----------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE TAX AND MINORITY INTERESTS                              146          32      >100        225          65

  Income tax provision                                           (48)         (9)     >100        (74)        (17)
-------------------------------------------------------------------------------------        ----------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE MINORITY INTERESTS                                       98          23      >100        151          48

  Minority interests                                               0           0         0          0           0
-------------------------------------------------------------------------------------        ----------------------
EARNINGS FROM CONTINUING OPERATIONS                               98          23      >100        151          48

  Earnings (loss) from discontinued operations
    before tax                                                    (1)          0       n.m.        (3)          5
  Related income tax benefit (provision)                           0          (1)      n.m.         0          (5)
-------------------------------------------------------------------------------------        ----------------------
  Loss from discontinued operations                               (1)         (1)        0         (3)          0
  Cumulative effect of changes in acct. principles(1)              0           0         0         (1)         10
-------------------------------------------------------------------------------------        ----------------------
NET EARNINGS                                                      97          22      >100        147          58
-------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (EPS)(2)

                                                                                      CHG.
IN (EURO)                                                      Q2 2003     Q2 2002     IN %    H1 2003      H1 2002
-------------------------------------------------------------------------------------------------------------------
BASIC EPS:
Earnings from continuing operations                             1.99        0.46      >100       3.05        0.95
  Discontinued operations                                      (0.02)      (0.02)               (0.06)       0.00
  Cum. effect of changes in accounting principles(1)            0.00        0.00                (0.02)       0.20
-------------------------------------------------------------------------------------        ----------------------
NET EARNINGS                                                    1.97        0.44      >100       2.97        1.15
Basic average shares outstanding (thousands)                  49,330      50,340        -2     49,573      50,337

DILUTED EPS:
Earnings from continuing operations                             1.99        0.46      >100       3.05        0.95
  Discontinued operations                                      (0.02)      (0.02)               (0.06)       0.00
  Cum. effect of changes in accounting principles(1)            0.00        0.00                (0.02)       0.20
-------------------------------------------------------------------------------------        ----------------------
NET EARNINGS                                                    1.97        0.44      >100       2.97        1.15
Diluted average shares outstanding (thousands)                49,330      50,340        -2     49,573      50,337
-------------------------------------------------------------------------------------------------------------------

(1)  Refer to "Basis of Presentation"

(2) Per-share data are based on weighted average shares outstanding in each period

Page: 6 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


     In the second quarter of 2003, net sales decreased 4% compared to the same period in 2002 while segment sales decreased 2%. Higher selling prices (+9%) and the addition of the emulsions business to the Acetyl Products segment (+6%) did not entirely offset unfavorable currency movements (-14%) from the weaker U.S. dollar versus the euro and lower volumes (-3%). Gross profit improved by 8% to
(euro)166 million primarily as higher selling prices for the Acetyl Products and Chemical Intermediates segments outpaced the increase in hydrocarbon costs.

     Selling, general and administrative expense decreased by (euro)1 million compared to the same period last year. This decline was mostly the result of the weaker U.S. dollar and cost reductions, offset mainly by an increase in expense for stock appreciation rights and the inclusion of the emulsions business.

     Special charges of (euro)80 million for the quarter primarily reflect income of (euro)90 million from insurance recoveries relating to the plumbing cases. This was partially offset by a (euro)10 million expense relating to antitrust actions in the sorbates industry.

     Operating profit in the second quarter improved from (euro)19 million in 2002 to (euro)110 million in 2003 primarily due to income from special charges and the increase in gross profit noted above. The change in accruals relating to stock appreciation rights in the quarter resulted in (euro)19 million of expense compared to (euro)2 million of expense in the same quarter last year.

     Interest expense of (euro)10 million in the second quarter of 2003 was
(euro)4 million lower than the comparable period primarily due to lower average total debt and lower interest rates.

     Interest and other income, net improved by (euro)19 million to (euro)39 million mainly due to (euro)31 million of interest and other income from insurance companies, related to the plumbing cases and the demutualization of an insurance provider. This improvement was partially offset by the effects associated with the early termination of an interest rate swap and lower dividend income from Acetate Products' investments in China, where earnings are being reinvested in capacity expansions.

     Income tax expense for the quarter was (euro)48 million based on an annual effective tax rate of 33%.

     Net earnings in the second quarter of 2003 increased to (euro)97 million, or (euro)1.97 per share, from (euro)22 million, or (euro)0.44 per share, in the second quarter of 2002.

Page: 7 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003

CONSOLIDATED BALANCE SHEETS
                                                                     JUN 30            DEC 31
IN (EURO)MILLIONS                                                     2003              2002
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                43               118
 Receivables, net:
  Trade receivables, net - third party and affiliates                    704               668
  Other receivables                                                      479               443
 Inventories                                                             534               523
 Deferred income taxes                                                    63                80
 Other assets                                                             22                44
 Assets of discontinued operations                                         0                 3
-----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   1,845             1,879

 Investments                                                             430               454
 Property, plant and equipment, net                                    1,498             1,621
 Deferred income taxes                                                   537               598
 Other assets                                                            498               541
 Intangible assets, net                                                  947             1,034
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           5,755             6,127
-----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
   installments of long-term debt                                        204               195
  Accounts payable and accrued liabilities:
   Trade payables - third party and affiliates                           519               573
   Other current liabilities                                             551               659
  Deferred income taxes                                                    9                10
  Income taxes payable                                                   316               402
  Liabilities of discontinued operations                                   0                 4
-----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              1,599             1,843

 Long-term debt                                                          363               420
 Deferred income taxes                                                    59                52
 Benefit obligations                                                   1,075             1,212
 Other liabilities                                                       543               583
 Minority interests                                                       13                12
 Shareholders' equity:
  Common stock                                                           140               140
  Additional paid-in capital                                           2,507             2,496
  Retained deficit                                                        (1)             (126)
  Accumulated other comprehensive loss                                  (425)             (401)
  Treasury stock at cost                                                (118)             (104)
-----------------------------------------------------------------------------------------------
 Shareholders' equity                                                  2,103             2,005
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             5,755             6,127
-----------------------------------------------------------------------------------------------

Page: 8 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


     The majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were influenced by foreign exchange translation, as the U.S. dollar weakened against the euro by 9% in the first half of the year.

     Trade working capital increased 16% to (euro)719 million as of June 30, 2003 compared to (euro)618 million as of December 31, 2002. This increase resulted primarily from a decline in trade payables due to currency effects and the timing of payments. Trade receivables increased as a result of stronger sales across most business segments during the second quarter of 2003 compared to the fourth quarter of 2002. Inventory levels increased particularly in the Acetate Products' segment in anticipation of the shutdown of a major supplier in July. Currency exchange rates due to the weakening of the U.S. dollar offset these increases.

     The increase in other receivables as of June 30, 2003 primarily reflects increases in receivables for insurance recoveries resulting from an arbitration award and a settlement relating to the plumbing cases. These recoveries also resulted in an increase in long-term receivables included in other assets. Currency translation effects partially offset these increases.

     Investments decreased during the first half of 2003 primarily due to currency translation effects. Earnings from equity investments for the period were offset by the receipt of dividends. Property, plant and equipment, net decreased by (euro) 123 million primarily as a result of currency effects. In addition, the completion of the accounting for the emulsions acquisition resulted in an increase of approximately (euro)26 million in property, plant and equipment, net while intangible assets, net decreased by a comparable amount.

     During the first half of 2003, total debt decreased by (euro)48 million primarily due to the repayment of long-term borrowings and foreign exchange fluctuations. Higher commercial paper borrowings and bank loans partially offset this decline. Benefit obligations decreased by (euro)137 million largely due to currency movements and contributions to the U.S. qualified pension plan of
(euro)59 million, partially offset by current period pension charges. Other current and long-term liabilities decreased mainly due to currency effects as well as bonus and restructuring payments.

     There were 49,321,468 and 50,058,476 shares outstanding as of June 30, 2003 and December 31, 2002, respectively. During the first half of 2003, Celanese acquired 749,848 shares for approximately (euro)14 million; these shares are now held as treasury stock. Treasury shares totaling 12,840 were provided as Supervisory Board compensation during the second quarter of 2003. Considering cancellation and repurchase, Celanese holds 5,468,901 shares or approximately 9.98% of total issued shares in Treasury. As of June 30, 2003, Celanese had 1,176,100 stock options outstanding. Expense associated with stock options was approximately (euro)3 million for the six months ending June 30, 2003.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of

Page: 9 of 19                                                    [LOGO] CELANESE
Date: July 29, 2003


Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or if the equity investment is not sufficient to permit the entity to finance its activities without additional financial support from other parties. The FIN is effective in the interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. Celanese is in the process of finalizing the implementation of FIN 46, and does not expect the application of FIN 46 to have a material effect on its results of operations, cash flows or financial position.


CONSOLIDATED STATEMENTS OF CASH FLOWS

IN (EURO)MILLIONS                                                         H1 2003           H1 2002
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
 Net earnings                                                               147                 58
 (Earnings) loss from operation of discontinued operations, net               0                  0
 Loss on disposal of discontinued operations, net of tax                      3                  0
 Cumulative effect of changes in accounting principles                        1                (10)
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
 Special charges, net of amounts used                                      (110)               (23)
 Depreciation and amortization                                              140                149
 Change in equity of affiliates                                               0                 55
 Deferred income taxes                                                       44                 (9)
 Gain on disposition of assets, net                                          (4)               (10)
 Write-downs of investments                                                   0                  0
 Changes in operating assets and liabilities:
  Trade receivables, net - third party and affiliates                       (42)               (87)
  Other receivables                                                          65                (38)
  Sale of trade receivables                                                   0                  0
  Inventories                                                               (30)                30
  Trade payables - third party and affiliates                               (22)               (31)
  Other liabilities                                                         (82)                (1)
 Income taxes payable                                                       (62)                36
 Other, net                                                                  16                 23
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    64                142

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
 Capital expenditures on property plant and equipment                       (77)              (106)
 Acquisitions of businesses and purchases of investments                     (6)                 0
 (Outflow) proceeds on sales of assets                                        6                (21)
 Proceeds and repayments of borrowings from
  disposal of discontinued operations                                         0                  0
 Proceeds from sale of marketable securities                                 72                139
 Purchases of marketable securities                                         (84)              (134)
 Distributions from affiliates                                                0                 38
 Other, net                                                                  (4)                 9
-------------------------------------------------------------------------------------------------------
NET CASH (USED IN) INVESTING ACTIVITIES                                     (93)               (75)

Page: 10 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
 Short-term borrowings, net                                                  84               (138)
 Proceeds from long-term debt                                                 0                 57
 Payments of long-term debt                                                 (90)                (3)
 Purchase of treasury stock                                                 (14)                 0
 Dividend payments                                                          (22)                 0
 Other, net                                                                   0                  0
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         (42)               (84)


 Exchange rate effects on cash                                               (4)                (3)
-------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                   (75)               (20)
-------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                              118                 45
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                   43                 25
-------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS:
 Operating activities                                                         0                  6
 Investing activities                                                         0                 (6)
 Financing activities                                                         0                  0
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS                                  0                  0
-------------------------------------------------------------------------------------------------------

     Cash flow provided by operating activities was (euro)64 million for the first half of 2003 compared to (euro)142 million for the comparable period of 2002. The decrease in cash provided by operating activities is primarily attributed to a pension contribution of (euro)59 million in 2003 and the absence of a one-time dividend from an affiliate of (euro)51 million received in 2002. Trade working capital remained relatively flat in 2003 compared to the first half of 2002 as higher inventory levels were mostly offset by a reduction in the net outflow for trade receivables and payables.

     Net cash used in investing activities was (euro)93 million for the first half of 2003 compared to (euro)75 million in the first half of 2002. This increase was primarily the result of a net cash outflow on the purchase of marketable securities in 2003 compared to an inflow from the sale of securities in 2002 as well as the absence in 2003 of (euro)38 million in return of capital from investments in non-consolidated InfraServ companies that occurred in 2002. In addition, 2002 included a cash outflow associated with the sale of InfraServ GmbH & Co. Deponie Knapsack KG. Partially offsetting these increases in 2003 were (euro)29 million lower capital expenditures, primarily in the Ticona and Chemical Intermediates segments.

     Net cash used in financing activities was (euro)42 million in the first half of 2003 compared to (euro)84 million for the first half of 2002. The decrease in cash used by financing activities primarily reflects lower repayments of debt in 2003, offset by dividend payments of (euro)22 million and the purchase of treasury stock for (euro)14 million.

Page: 11 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


FACTORS AFFECTING SECOND-QUARTER 2003 SEGMENT SALES

IN PERCENT                                 VOLUME       PRICE     CURRENCY      OTHER       TOTAL
-----------------------------------------------------------------------------------------------------
 Acetyl Products(1)                            -7          17          -16          13           7
 Chemical Intermediates                        -6          11          -12           0          -7
 Acetate Products                               5           1          -20           0         -14
 Technical Polymers Ticona                      3          -2          -11           0         -10
 Performance Products                          11         -16            0           0          -5
-----------------------------------------------------------------------------------------------------
 SEGMENT TOTAL                                 -3           9          -14           6          -2
-----------------------------------------------------------------------------------------------------
(1) Other reflects the acquisition of the emulsions business on December 31, 2002


FACTORS AFFECTING SIX-MONTH 2003 SEGMENT SALES

IN PERCENT                                 VOLUME       PRICE     CURRENCY      OTHER       TOTAL
-----------------------------------------------------------------------------------------------------
 Acetyl Products                               -3          19          -16          13          13
 Chemical Intermediates                        -6           9          -11           0          -8
 Acetate Products                               0           2          -19           0         -17
 Technical Polymers Ticona                      6          -2          -11           0          -7
 Performance Products                          13         -18            0           0          -5
-----------------------------------------------------------------------------------------------------
 SEGMENT TOTAL                                 -1           9          -14           6           0
-----------------------------------------------------------------------------------------------------


Page: 12 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


NET SALES
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                                527         491         7     1,087        964
  Chemical Intermediates                                         215         231        -7       432        468
  Acetate Products                                               151         175       -14       284        344
  Technical Polymers Ticona                                      181         201       -10       374        403
  Performance Products                                            42          44        -5        80         84
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                  1,116       1,142        -2     2,257      2,263
  Other activities                                                12          18       -33        25         37
  Intersegment eliminations                                      (49)        (39)       26       (93)       (82)
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                          1,079       1,121        -4     2,189      2,218
------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT (LOSS)
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                               37            30        23        78         46
  Chemical Intermediates                                        (6)          (22)      n.m.      (10)       (18)
  Acetate Products                                               4            10       -60         6          7
  Technical Polymers Ticona                                     96             9      >100       115         23
  Performance Products                                           2            14       -86        13         25
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                  133            41      >100       202         83
  Other activities                                             (23)          (22)        5       (34)       (34)
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                          110            19      >100       168         49
------------------------------------------------------------------------------------------------------------------

SPECIAL CHARGES IN OPERATING PROFIT (LOSS)
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                                0            (1)     -100         0         (1)
  Chemical Intermediates                                         2            (2)      n.m.        1         (2)
  Acetate Products                                               0             0         0         0          0
  Technical Polymers Ticona                                     88             0       n.m.       88          0
  Performance Products                                         (10)            0       n.m.      (10)         0
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                   80            (3)      n.m.       79         (3)
  Other activities                                               0             0         0         0          0
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                           80            (3)      n.m.       79         (3)
------------------------------------------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION EXPENSE
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                               30            30         0        59         58
  Chemical Intermediates                                        11            13       -15        22         27
  Acetate Products                                              13            15       -13        25         31
  Technical Polymers Ticona                                     13            14        -7        27         28
  Performance Products                                           1             1         0         3          3
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                   68            73        -7       136        147
  Other activities                                               2             1       100         4          2
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                           70            74        -5       140        149
------------------------------------------------------------------------------------------------------------------

Page: 13 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX AND MINORITY INTERESTS

                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                               37            29        28       92          53
  Chemical Intermediates                                        (6)          (22)      n.m.     (10)        (18)
  Acetate Products                                               8            23       -65       10          20
  Technical Polymers Ticona                                    117            12      >100      144          29
  Performance Products                                           2            14       -86       13          25
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                  158            56      >100      249         109
  Other activities                                             (12)          (24)      n.m.     (24)        (44)
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                          146            32      >100      225          65
------------------------------------------------------------------------------------------------------------------

STOCK APPRECIATION RIGHTS (EXPENSE) INCOME
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                               (4)           (1)     >100       (1)         (3)
  Chemical Intermediates                                        (1)           (1)        0        0          (3)
  Acetate Products                                              (1)            0       n.m.       0          (1)
  Technical Polymers Ticona                                     (5)            0       n.m.       0          (3)
  Performance Products                                           0             0         0        0          (1)
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                  (11)           (2)     >100       (1)        (11)
  Other activities                                              (8)            0       n.m.      (1)         (4)
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                          (19)           (2)     >100       (2)        (15)
------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
  Acetyl Products                                                11            9        22       22          18
  Chemical Intermediates                                          7           19       -63       20          29
  Acetate Products                                                8            6        33       14          11
  Technical Polymers Ticona                                      11           21       -48       19          42
  Performance Products                                            1            0       n.m.       1           1
-------------------------------------------------------------------------------------        ---------------------
SEGMENT TOTAL                                                    38           55       -31       76         101
  Other activities                                                0            3      -100        1           5
-------------------------------------------------------------------------------------        ---------------------
TOTAL                                                            38           58       -34       77         106
------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
EXCHANGE RATES ((EURO)/$):
  Period ending rate                                         0.8751       1.0025       -13   0.8751      1.0025
  Average rate                                               0.8793       1.0884       -19   0.9050      1.1137
-----------------------------------------------------------------------------------------------------------------

Page: 14 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003

ACETYL PRODUCTS
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
Net sales                                                       527         491          7     1,087        964
Operating profit                                                 37          30         23        78         46
Operating margin                                                7.0%        6.1%                 7.2%       4.8%
Special charges                                                   0          (1)      -100         0         (1)
Earnings from continuing operations before tax
  and minority interests                                         37          29         28        92         53
Depreciation and amortization                                    30          30          0        59         58
Capital expenditures                                             11           9         22        22         18
------------------------------------------------------------------------------------------------------------------

     Acetyl Products' net sales increased by 7% to (euro)527 million from the comparable period last year, reflecting higher pricing (+17%) and a change in the composition of the segment due to the inclusion of the emulsions business (+13%). These effects were partially offset by lower volumes (-7%) and unfavorable currency movements (-16%).

     Selling prices for major products, including vinyl acetate monomer and acetic acid, increased significantly in response to the substantial increase in hydrocarbon costs, particularly natural gas and ethylene. Lower volumes were mainly associated with vinyl acetate monomer in Asia, methanol in Canada, and polyvinyl alcohol, primarily in Asia.

     Operating profit improved by 23% to (euro)37 million in the second quarter of 2003 as the increase in selling prices outpaced rising raw materials, slightly offset by higher energy costs. The favorable effects of continued productivity initiatives and cost savings also contributed to this improvement. Operating profit as a percentage of sales increased to 7.0% from 6.1% in the second quarter of 2002.

CHEMICAL INTERMEDIATES
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
Net sales                                                       215         231         -7       432        468
Operating loss                                                   (6)        (22)       n.m.      (10)       (18)
Operating margin                                               -2.8%       -9.5%                -2.3%      -3.8%
Special charges                                                   2          (2)       n.m.        1         (2)
Loss from continuing operations before tax
  and minority interests                                         (6)        (22)       n.m.      (10)       (18)
Depreciation and amortization                                    11          13        -15        22         27
Capital expenditures                                              7          19        -63        20         29
------------------------------------------------------------------------------------------------------------------

     In the second quarter of 2003, net sales of Chemical Intermediates decreased by 7% to (euro)215 million as higher pricing (+11%) did not offset unfavorable currency movements (-12%) and lower volumes (-6%).

Page: 15 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003

     Pricing increased in all product lines, particularly in acrylates, in response to substantially higher costs for raw materials, primarily propylene. Volumes declined in oxo products due to lower European exports and in acrylates as a result of reduced merchant market opportunities.

     The operating loss narrowed to (euro)6 million compared to (euro)22 million in 2002 mainly as selling prices increased at a greater rate than raw materials. This improvement also included the favorable effects of continued productivity initiatives and cost savings, as well as lower maintenance turnaround costs in oxo products and acrylates.

     Operating profit as a percentage of sales improved to -2.8% compared to -9.5% in the comparable quarter last year.

     Capital expenditures decreased by (euro)12 million, mainly due to the lower spending associated with the construction of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany.


ACETATE PRODUCTS
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
Net sales                                                      151          175        -14      284        344
Operating profit                                                 4           10        -60        6          7
Operating margin                                               2.6%         5.7%                2.1%       2.0%
Special charges                                                  0            0          0        0          0
Earnings from continuing operations before tax
  and minority interests                                         8           23        -65       10         20
Depreciation and amortization                                   13           15        -13       25         31
Capital expenditures                                             8            6         33       14         11
------------------------------------------------------------------------------------------------------------------

     Acetate Products' net sales in the second quarter of 2003 declined by 14% to (euro)151 million compared to the second quarter of 2002 as higher volumes (+5%) and favorable pricing (+1%) did not offset unfavorable currency movements (-20%).

     Filament volumes rose as the result of stronger sales to textile markets in Mexico and Asia while tow volumes increased due to higher shipments to China. Lower average price for filament due to changes in customer mix were more than offset by higher average tow pricing.

     Operating profit declined to (euro)4 million from (euro)10 million in the same period last year. Higher volumes and pricing were outweighed primarily by increased raw material and energy costs. Increased costs associated with the transition to new supply sources for woodpulp are expected to continue until the end of the year.

     Operating profit as a percentage of sales decreased to 2.6% compared to 5.7% in the prior year.

Page: 16 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


TECHNICAL POLYMERS TICONA
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
Net sales                                                      181          201        -10      374        403
Operating profit                                                96            9       >100      115         23
Operating margin                                              53.0%         4.5%               30.7%       5.7%
Special charges                                                 88            0        n.m.      88          0
Earnings from continuing operations before tax
  and minority interests                                       117           12       >100      144         29
Depreciation and amortization                                   13           14         -7       27         28
Capital expenditures                                            11           21        -48       19         42
------------------------------------------------------------------------------------------------------------------

     Net sales for Ticona decreased by 10% to (euro)181 million compared to the second quarter of 2002 as unfavorable currency effects (-11%) and lower pricing (-2%) outweighed volume increases (+3%).

     The rise in volumes reflected increased sales of GUR(R) ultra high molecular weight polyethylene and polyacetal, primarily in the United States. This increase was partly offset by lower demand for polyester, mainly from the U.S. automotive industry. Competitive pressure led to the drop in overall segment pricing.

     Special charges of (euro)88 million for the quarter primarily reflect income of (euro)90 million from insurance recoveries relating to the plumbing cases. This income was slightly offset by a charge of (euro)2 million associated with the previously announced closure of the manufacturing facility in Telford, England.

     Operating profit increased to (euro)96 million compared to (euro)9 million in the same period last year due to income from special charges noted above. Cost savings and the absence of maintenance turnaround costs were offset by higher raw material and energy costs, as well as expenses associated with stock appreciation rights and slightly lower pricing.

     Capital expenditures decreased by (euro)10 million, mainly due to the completion of the new and expanded production facilities for GUR and Vectra(R) liquid crystal polymers in 2002.

Page: 17 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


PERFORMANCE PRODUCTS
                                                                                      CHG.
IN (EURO)MILLIONS                                             Q2 2003     Q2 2002     IN %    H1 2003     H1 2002
------------------------------------------------------------------------------------------------------------------
Net sales                                                       42           44         -5       80         84
Operating profit                                                 2           14        -86       13         25
Operating margin                                               4.8%        31.8%               16.3%      29.8%
Special charges                                                (10)           0        n.m.     (10)         0
Earnings from continuing operations before tax
  and minority interests                                         2           14        -86       13         25
Depreciation and amortization                                    1            1          0        3          3
Capital expenditures                                             1            0       n.m.        1          1
------------------------------------------------------------------------------------------------------------------

     Net sales for the Performance Products segment, consisting of the Nutrinova food ingredients business, decreased by 5% to (euro)42 million as higher volumes (+11%) were offset by lower pricing (-16%).

     Volume increases reflected continued strong growth in demand for Sunett(R) sweetener from the U.S. and European beverage and food industries. Pricing declined on lower unit selling prices of Sunett associated with higher volumes and pricing pressure in sorbates from Asian competitors due to worldwide overcapacity.

     Operating profit declined from (euro)14 million to (euro)2 million primarily due to a special charge of (euro)10 million related to antitrust actions in the sorbates industry. Under the demerger agreement of Celanese and Hoechst AG, eighty percent of expenditures related to these actions are reimbursed by Hoechst AG. Operating performance was also influenced by lower pricing, which outweighed increased volumes and cost savings.



     OTHER ACTIVITIES


     Net sales of Other Activities decreased by (euro)6 million to (euro)12 million in the second quarter of 2003, primarily reflecting the expiration of service agreements and license fees at Celanese Ventures.

     The operating loss amounted to (euro)23 million compared to (euro)22 million in the same period of 2002 as an increase in accruals relating to stock appreciation rights and a reduction of revenues at Celanese Ventures were mostly offset by higher commission income earned by a procurement subsidiary.

Page: 18 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003

     OUTLOOK



     We are pleased with first half-year 2003 results. Increased product pricing, especially in the Acetyls segment, contributed to our results. Volumes, however, were lower during the second quarter, particularly in Asia.

     Slow demand conditions across most of our businesses, continued high raw material and energy costs, as well as a strong euro exchange rate versus the dollar are expected to pressure results. We will incur expenses over the next several quarters in Ticona in an effort to optimize our cost structure and improve margins. Benefits from these measures are expected to begin next year. Considering these factors, second half 2003 results may be below those of the comparable period last year.

     Given the prospect of an uneven economic recovery, we will continue to emphasize productivity and financial soundness as top priorities. Taking into account first half results, we expect 2003 full-year operating profit to exceed that of last year.




     The Board of Management
     Kronberg/Ts.
     July 29, 2003

Page: 19 of 19                                                   [LOGO] CELANESE
Date: July 29, 2003


FORWARD-LOOKING STATEMENTS: ANY STATEMENTS CONTAINED IN THIS REPORT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WORDS SUCH AS "ANTICIPATE", "BELIEVE," "ESTIMATE," "INTEND," "MAY," "WILL," "EXPECT," "PLAN" AND "PROJECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO CELANESE OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS. IMPORTANT FACTORS INCLUDE, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC, BUSINESS AND POLITICAL CONDITIONS, FLUCTUATING EXCHANGE RATES, THE ACTUAL AND EXPECTED LENGTH AND DEPTH OF PRODUCT AND INDUSTRY BUSINESS CYCLES, CHANGES IN THE PRICE AND AVAILABILITY OF RAW MATERIALS, ACTIONS WHICH MAY BE TAKEN BY COMPETITORS, APPLICATION OF NEW OR CHANGED ACCOUNTING STANDARDS OR OTHER GOVERNMENT AGENCY REGULATIONS, THE IMPACT OF TAX LEGISLATION AND REGULATIONS IN JURISDICTIONS IN WHICH CELANESE OPERATES, THE TIMING AND RATE AT WHICH TAX CREDIT AND LOSS CARRYFORWARDS CAN BE UTILIZED, CHANGES IN THE DEGREE OF PATENT AND OTHER LEGAL PROTECTION AFFORDED TO CELANESE'S PRODUCTS, POTENTIAL DISRUPTION OR INTERRUPTION OF PRODUCTION DUE TO ACCIDENTS OR OTHER UNFORESEEN EVENTS, DELAYS IN THE CONSTRUCTION OF FACILITIES, POTENTIAL LIABILITY FOR REMEDIAL ACTIONS UNDER EXISTING OR FUTURE ENVIRONMENTAL REGULATIONS AND POTENTIAL LIABILITY RESULTING FROM PENDING OR FUTURE LITIGATION, AND OTHER FACTORS DISCUSSED ABOVE. MANY OF THE FACTORS ARE MACROECONOMIC IN NATURE AND ARE THEREFORE BEYOND THE CONTROL OF MANAGEMENT. THE FACTORS THAT COULD AFFECT CELANESE'S FUTURE FINANCIAL RESULTS ARE DISCUSSED MORE FULLY IN ITS FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. CELANESE AG DOES NOT ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.


UPCOMING EVENTS

     Annual Analyst Conference will be held on September 9, 2003 in Eltville, Germany.

     Third quarter 2003 results to be published on October 30, 2003.

     Fourth quarter 2003 results to be published on February 26, 2004.

INVESTOR RELATIONS

     Todd Elliott
     Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
     T.Elliott@Celanese.com

     Andrea Stine
     Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
     A.Stine@Celanese.com

     Oliver Stratmann
     Phone:  +49 69 305 4139    Fax:  +49 69 305 83195
     O.Stratmann@Celanese.com